SIMPSON THACHER & BARTLETT LLP

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(212) 455-3986	jbonnie@stblaw.com

January 4, 2011

VIA EDGAR

Re: Evercore Partners Inc.
Amendment No. 2 to Registration Statement on Form S-3 Filed December 20, 2010 File No. 333-167393

Dieter King, Esq. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Mailstop 4631 Washington, D.C. 20549

Dear Mr. King:

On behalf of Evercore Partners Inc., we are providing the following response to your comment letter, dated December 29, 2010, regarding the above mentioned Registration Statement. To assist your review, we have retyped the text of the Staff’s comment in italics below.

Securities and Exchange Commission	-2-	January 4, 2011

General

1.	We note that you are attempting to register the offer and sale of 1,391,466 shares of common stock issuable in exchange for limited partnership units of Evercore LP. It appears that you commenced this transaction privately on or about August 16, 2006, when you executed and filed with the State of Delaware your amended and restated certificate of incorporation. Section 5.1 of the amended and restated certificate of incorporation contains the subject exchange right, which, in our view, constitutes an offer of the common stock subject to the exchange right. Please note that a transaction that is commenced as a private offering cannot be converted to a registered offering. Please refer to Question 134.02 of our Securities Act Sections Compliance and Disclosure Interpretations, which are available on our website. We note from the prospectus that your goal in filing the registration statement is to provide the holders of exchanged partnership units with shares of your common stock that they can resell without restriction. In view of this goal, we suggest that you complete your issuance of the common shares privately and revise your registration statement to register the resale of the shares of common stock issuable to the holders of limited partnership units in exchange for their outstanding limited partnership units.

We acknowledge the Staff’s comment but respectfully submit that the amended and restated certificate of incorporation of Evercore Partners Inc. does not at this time constitute, and has not at any time heretofore constituted, an offer to issue shares of Class A common stock in exchange for the Evercore LP partnership units the exchanges of which are covered by the Registration Statement. More specifically, we note that the Registration Statement covers the issuance from time to time of up to 1,391,466 shares of Class A common stock to holders of the 1,391,466 partnership units of Evercore LP that were issued to Ralph L. Schlosstein and Jane Hartley, as the trustee of the Ralph L. Schlosstein 1998 Long-Term Trust, on May 21, 2009. The agreement of limited partnership of Evercore LP was amended at the time of and in connection with the issuance of these Evercore LP partnership units and provides, and at all times from and after the time of the issuance of these units has provided, in relevant part, that such units may only be exchanged after the fifth anniversary of the issuance of such Evercore LP partnership units (i.e., in 2014) or, if earlier, upon certain other extraordinary events that have not occurred such as Mr. Schlosstein’s death, permanent disability, termination without cause or a change of control of Evercore. Section 5.1 of the amended and restated certificate of incorporation of Evercore Partners Inc. provides that “[s]ubject to adjustment as provided in this Article V and subject to the provisions of the Partnership Agreement, each holder of a Partnership Unit (other than the Corporation) shall be entitled to exchange, at any time and from time to time, any or all of such holder’s Partnership Units, on a one-for-one basis, for the same number of shares of Class A common stock ….” (emphasis added).1 Accordingly, the amended and restated certificate of incorporation does not presently afford the holders of the 1,391,466 partnership units of Evercore LP that were issued to Ralph L. Schlosstein and Jane Hartley, as the trustee of the Ralph L. Schlosstein 1998 Long-Term Trust, on May 21, 2009 the right to exchange such units for shares of Class A common stock, and did not afford such holders such right of exchange at any time prior to either the first anniversary of the issuance thereof or the time of the filing of the Registration Statement. In these circumstances, we believe that the Registration Statement may permissibly cover the issuance by Evercore Partners Inc. of shares of Class A common stock to the holders of such units upon the future exchange of such units.

* * * * * * * * * *

[1]

To facilitate the Staff’s review, we have excerpted the relevant provisions of the amended and restated certificate of incorporation of Evercore Partners Inc. and of the agreement of limited partnership of Evercore LP on the attached Annex A.

Securities and Exchange Commission	-3-	January 4, 2011

Please do not hesitate to call Joshua Ford Bonnie at 212-455-3986 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

SIMPSON THACHER & BARTLETT LLP

cc:	Securities and Exchange Commission

    Pamela Long, Esq.

Evercore Partners Inc.

    Adam B. Frankel, Esq.

Annex A

Excerpts from Agreement of Limited Partnership of Evercore LP

SECTION 8.03. Limited Partner Transfers. (a) Except as provided in clauses (b), (c), (d) and (e) of this Section 8.03 or in Section 8.05, no Limited Partner or Assignee thereof may Transfer all or any portion of its Units (or beneficial interest therein) without the prior written consent of the General Partner, which consent may be given or withheld, or made subject to such conditions (including, without limitation, the receipt of such legal opinions and other documents that the General Partner may require) as are determined by the General Partner, in each case in the General Partner’s sole discretion. Any purported Transfer of Units that is not in accordance with, or subsequently violates, this Agreement shall be null and void.

……

(e) Notwithstanding clause (a) above and except as otherwise agreed to in writing between the General Partner and the applicable Limited Partner, (i) after the fifth anniversary of the date of the RLS Subscription Agreement or (ii) upon Ralph L. Schlosstein’s death, Disability, termination without Cause or resignation for Good Reason (as each of Disability, Cause and Good Reason is defined in the RLS Employment Agreement) or a Change in Control (as defined in the General Partner’s 2006 Stock Incentive Plan), the RLS Investors (and each Permitted Transferee of the RLS Investors) may Transfer all or a portion of the Class B-3 Units issued pursuant to the RLS Subscription Agreement and owned by the RLS Investors or such Permitted Transferee in an Exchange Transaction.

Excerpts from Amended and Restated Certificate of Incorporation of Evercore Partners Inc.

Section 5.1. Partnership Units.

(A) Exchange of Partnership Units.

(1) Subject to adjustment as provided in this Article V and subject to the provisions of the Partnership Agreement, each holder of a Partnership Unit (other than the Corporation) shall be entitled to exchange, at any time and from time to time, any or all of such holder’s Partnership Units, on a one-for-one basis, for the same number of shares of Class A Common Stock (the number of shares of Class A Common Stock for which a Partnership Unit is entitled to be exchanged referred to herein as the “Exchange Rate”). Such right shall be exercised by a written notice to the Corporation from the holder of such Partnership Units stating that such holder desires to exchange a stated number of Partnership Units into an equal number of shares of Class A Common Stock, accompanied by instruments of transfer to the Corporation, in form satisfactory to the Corporation and to the Corporation’s transfer agent (the “Transfer Agent”), duly executed by such holder or such holder’s duly authorized attorney, and transfer tax stamps or funds therefor, if required pursuant to this Article V, in respect of the Partnership Units to be exchanged, in each case delivered during normal business hours at the principal executive offices of the Corporation or at the office of the Transfer Agent. Notwithstanding the foregoing, no holder of a Partnership Unit shall be entitled to exchange such Partnership Unit for a share of Class A Common Stock if such exchange would be prohibited under applicable federal or state securities laws or regulations.